Exhibit 23.(a)


Board of Directors
Florida Progress Corporation:

We consent to incorporation by reference in the registration statements No. 33-51573 on Form S-3, No. 33-47623 on Form S-8, No. 2-93111 on Form S-3, No.
333-94143 on Form S-8, No. 333-66161 on Form S-8, and No. 333-07853 on Form S-3
of Florida Progress Corporation of our report dated February 15, 2001 relating to the consolidated balance sheets and consolidated schedules of capitalization of Florida Progress Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and common equity and comprehensive income for each of the years in the three-year period ended December 31, 2000 and related schedule, which report appears in the December 31, 2000 annual report on Form 10-K of Florida Progress Corporation.



/s/KPMG LLP
KPMG LLP
St. Petersburg, Florida




March 28, 2001